ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

January 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	David Edgar
Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 000-20853

Ladies and Gentlemen:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission raised in your letter dated December 29, 2022 to Nicole Anasenes, Chief Financial Officer of the Company (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed February 23, 2022 (the “2021 Form 10-K”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Results of Operations, page 34

Comment No. 1

We note response and proposed revised disclosures to prior comment 1. Please further revise to clarify the dollar amount or percentage increase in lease license and the related maintenance revenue from new versus existing customers.

Response 1

The Company respectfully acknowledges the Staff’s comment. We do not track the license revenue contribution from new versus existing customers. As the Ansys offering is a portfolio of desktop tools rather than an enterprise-wide application, a single user can purchase and buy a tool for individual use. We typically acquire new customers who make small purchases for distinct needs. We then seek to expand the offerings purchased by such a customer over time. Given the low value of initial orders, the amount of revenue from new customers in any particular period is typically not significant. Variances in lease and maintenance revenue from period to period are typically not from customer churn, but rather from increases or decreases in the value received from our existing customer base and the related license mix of their purchases. In future filings, the Company intends to enhance its disclosures to read as follows (changes marked):

“Revenue for the year ended December 31, 2021 increased 13.4% compared to the year ended December 31, 2020, or 13.2% in constant currency. Lease license revenue increased 23.5%, or 24.9% in constant currency, as compared to the year ended December 31, 2020, with substantially all of the increase attributable to additional sales to our existing customers. The reported $117.5 million increase in lease license revenue was attributable to a $123.0 million increase in value from multi-year licenses, partially offset by a $5.2 million decline in value from annual licenses. Perpetual license revenue during the year ended December 31, 2021 increased 16.9%, or 16.3% in constant currency, as compared to the year ended December 31, 2020. Driving the growth in perpetual license revenue was a 28.3% increase in volume of deals, amplified by a lower 2020 compare, partially offset by an 8.9% decrease in average deal size. Maintenance revenue growth of 6.6%, or 5.6% in constant currency, is correlated with the license sales discussed earlier and also driven substantially by our existing customer base. The reported $55.4 million growth in maintenance revenue was attributable to a $100.6 million increase in maintenance associated with lease licenses, partially offset by $45.1 million decline in maintenance associated with perpetual sales.”

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 820-3713 or Brad Brasser, Esq. of Jones Day, outside counsel to the Company, at (312) 269-4252.

Very truly yours,

/s/ Nicole Anasenes

Nicole Anasenes,

Chief Financial Officer

ANSYS, Inc.

cc:	Brad Brasser, Esq., Jones Day

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